Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated March 13, 2026, and any further amendment thereto, relating to the Common Stock, par value $0.01, of Diana Shipping Inc. shall be filed on behalf of the undersigned.

March 13, 2026
(Date)

Taracan Investments S.A. By: /s/ Simeon Palios
Simeon Palios, Authorized Representat Limon Compania Financiera S.A.
/s/ Simeon Palios
Simeon Palios, Authorized Representative

/s/ Simeon Palios
Simeon Palios